The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300 | Fax: 202-239-3333

David J. Baum	Direct Dial: 202-239-3346	Email: David.Baum@alston.com

January 28, 2026

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Daniel Greenspan

Re:

Kurv Bitcoin Enhanced Income ETF (the “Fund” or “Registrant”)

Post-Effective Amendment No. 37 to the Trust’s Registration Statement on Form N-1A filed on November 14, 2025

File Numbers 333-233633; 811-23473

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via video-call (the “Comments”) on January 26, 2026, relating to Post-Effective Amendment No. 37 (“PEA No. 37”) to the Fund’s Registration Statement on Form N-1A filed on November 14, 2025, regarding the Kurv Bitcoin Enhanced Income ETF (the “Fund”). The prospectus (the “Prospectus”) and statement of additional information (“SAI,” and together with the Prospectus, the “Documents”) contained in the Registration Statement will be updated in response to the Staff’s Comments and a revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

General Comments

Comment #1

The Staff provides the following standard comments:

a.	Where a comment is made in one location it is applicable to all similar disclosures appearing elsewhere in the same registration statement.
b.	The Staff reminds the Registrant that the company and its management are responsible for the accuracy and adequacy of its disclosures not withstanding any review, comments, action or absence of action by the Staff.
c.	The Staff asks the Registrant to please file the responses to comments on EDGAR at least 5 days in advance of the effectiveness.

Response #1

The Registrant acknowledges the Staff’s comments above and will respond as requested.

Alston & Bird LLP	www.alston.com

Atlanta | Beijing | Brussels | Charlotte | Dallas | Los Angeles | New York | Research Triangle | San Francisco | Silicon Valley | Washington, D.C.

January 28, 2026

Prospectus

Summary Section: Fees and Expenses

Comment #2

With regard to the fee table on page three of the Prospectus, please provide a completed fee table and expense example with your response.

Response #2

The Registrant has provided a completed fee table and expense example below:

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.99%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.99%

(1)	Other Expenses are estimated for the Fund’s initial fiscal year. Acquired Fund Fees and Expenses are estimated to be under 0.005% of Fund assets.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in mutual funds and other exchange traded funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The figures shown would be the same whether or not you sold your Shares at the end of each period.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$ 101	$ 315

Summary Section: Principal Investment Strategies

January 28, 2026

Summary Section: Principal Investment Strategies

Comment #3

In the “Wholly-Owned Subsidiary” sub-section of the “Principal Investment Strategies” section of the Prospectus, with respect to the Subsidiary,

(a)	please explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund and if not, please explain why not;
(b)	please confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder;
(c)	please confirm that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and
(d)	please confirm that the Subsidiary's management fee, including a performance fee, if any, will be included in the management fee’s line item of the Fund’s fee table and the Subsidiary's expenses will be included in the Other Expenses line item in the Fund’s fee table.

Response #3

(a)	The Registrant confirms that it will consolidate the financial statements of the Subsidiary with the financial statements of the Fund.
(b)	The Registrant confirms that the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act.
(c)	The Registrant confirms that the Subsidiary and its board of directors will agree to designate an agent for service of process in the U.S.
(d)	The Registrant confirms that it will include any wholly-owned subsidiary’s (i) management fee, including a performance fee, if any, in the Management Fee line item of the Fund’s fee table, and (ii) expenses in the Other Expenses line item of the Fund’s fee table.

Comment #4

In the “Wholly-Owned Subsidiary” sub-section of the “Principal Investment Strategies” section of the Prospectus, please specifically identify the types of investments the Fund expects to hold primarily through the Subsidiary.

Wholly-Owned Subsidiary

January 28, 2026

Response #4

The Registrant confirms that investments will be held in the Subsidiary, while investments that generate “good income” for purposes of qualifying as a RIC, including options on Bitcoin ETPs, generally will be held at the Fund-level. The Registrant has revised the disclosure accordingly. Please see the revised disclosure below:

Wholly-Owned Subsidiary

Certain investments of the Fund, specifically, any investments that generate “non-qualifying income” for purposes of qualifying as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), such as direct investments in bitcoin-related ETPs will only be held through a wholly-owned and controlled foreign subsidiary of the Fund (the “Subsidiary”) organized under the laws of the Cayman Islands. Investments that generate “qualifying income” for purposes of qualifying as a RIC, including options on Bitcoin ETPs, generally will be held at the Fund-level.

The Fund may invest up to 25% of its total assets (measured at the time of investment) in the Subsidiary, consistent with the limits of the U.S. federal tax law requirements applicable to registered investment companies. The Subsidiary will be advised by the Adviser. Unlike the Fund, the Subsidiary may directly invest without limitation in bitcoin-related ETPs; however, the Fund complies with the provisions of the Investment Company Act of 1940, as amended (“1940 Act”), governing investment policies, capital structure, and leverage on an aggregate basis with the Subsidiary. In addition, the Subsidiary complies with the provision of the 1940 Act relating to investment advisory contracts, affiliated transactions, and custody, and will have the same custodian as the Fund. The Fund does not intend to create or acquire primary control of any entity that primarily engages in investment activities in securities or other assets, except for the entity that is wholly-owned by the Fund.

See “Additional Information About the Fund” below for a more detailed description of the synthetic covered call strategy.

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If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum